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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                              SEC FILE NO.: 0-8084
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                              CUSIP NO.: 207797101
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                                  (CHECK ONE):

           /__/ FORM 10-K /__/ FORM 20-F /X/ FORM 11-K /__/ FORM 10-Q
                 /__/ FORM 10-D /__/ FORM N-SAR /__/ FORM N-CSR

                     FOR THE PERIOD ENDED: December 31, 2004

                                       OR

                       [ ] TRANSITION REPORT ON FORM 10-K
                       [ ] TRANSITION REPORT ON FORM 20-F
                       [ ] TRANSITION REPORT ON FORM 11-K
                       [ ] TRANSITION REPORT ON FORM 10-Q
                       [ ] TRANSITION REPORT ON FORM N-SAR

                 FOR THE TRANSITION PERIOD ENDED:
                                                 -----------------

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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Explanatory Note: This Form 12b-25 amends and restates in its entirety the
Notification of Late Filing on Form 12b-25 filed by Connecticut Water Service, Inc. (the "Company") with the U.S. Securities and Exchange Commission on June 29, 2005 (the "Original Filing").


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                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Connecticut Water Service, Inc. (Savings Plan of the
                          Connecticut Water Company)

Address of Principal Executive Offices:  93 West Main Street,
                                         Clinton, Connecticut 06413

                        PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (A) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (B) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/_/ (C) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company is unable to file by June 29, 2005 the 2004 annual report on Form 11-K for the Savings Plan of the Connecticut Water Company (the "Plan"), because it is unable to complete the preparation of the Plan's 2004 audited financial statements by the June 29, 2005 filing date without unreasonable effort or expense. The Company anticipates that it will be able to file the Plan's completed annual report on Form 11-K by July 14, 2005.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

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     David C. Benoit, Vice President - Finance and Chief Financial Officer of
     the Company and of The Connecticut Water Company, the Plan sponsor. His telephone number is: (860) 669-8630 (extension 3030)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

               /X/ Yes /__/ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               /__/ Yes /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Connecticut Water Service, Inc. (The Savings Plan of the Connecticut Water Company)
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                (Name of Registrant as Specified in Its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                      CONNECTICUT WATER SERVICE, INC. (THE
                                      SAVINGS PLAN OF THE CONNECTICUT
                                      WATER COMPANY)


                                      By: /s/ David C. Benoit
                                         ---------------------------------------
                                      Name: David C. Benoit
                                      Title: Vice President - Finance and
                                      Chief Financial  Officer,  The Connecticut
                                      Water Company, the Plan Administrator

Date: June 30, 2005

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